Exhibit 4.1

DESCRIPTION OF SECURITIES OF THE COMPANY
Except as otherwise indicated or unless the context requires otherwise, all references herein to the “Company,” “we,” “us,” “our” and similar terms refer to Charah Solutions, Inc.
The authorized capital stock of the Company consists of 200,000,000 shares of common stock, $0.01 par value per share (the “Common Stock”), and 50,000,000 shares of preferred stock, $0.01 par value per share. Our Common Stock is the only class or series of our securities which has been registered under Section 12 of the Securities Exchange Act of 1934, as amended. The description below summarizes certain general terms and provisions of the Common Stock and our Series A Preferred Stock (the “Preferred Stock”).
The following summary of the capital stock, Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of the Company does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, which we have previously filed with the U.S. Securities and Exchange Commission.
Common Stock
Voting Rights. Holders of shares of Common Stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. The holders of Common Stock do not have cumulative voting rights in the election of directors.
Dividend Rights. Holders of shares of our Common Stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.
Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Common Stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference that may be applicable to any outstanding preferred stock plus any other applicable premiums of any of our outstanding shares of preferred stock.
Other Matters. The shares of Common Stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of our Common Stock are fully paid and non-assessable.
Preferred Stock
Our Amended and Restated Certificate of Incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of 50,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.
Series A Preferred Stock
On March 16, 2020, the date of issuance, each share of Preferred Stock had an initial Liquidation Preference (as defined in the Certificate of Designations for such Preferred Stock) of $1,000, for a total initial Liquidation Preference of $26,000,000 as of the date of issuance. The Preferred Stock will be entitled to a dividend at a rate of 10% of the Liquidation Preference per annum payable in cash on a quarterly basis, or at the election of the Company, a dividend at the rate of 13% of the Liquidation Preference per annum payable by accruing such dividend and adding it to the Liquidation Preference. Any increase in the Liquidation Preference will, among other things, increase the number of shares of Common Stock issuable upon conversion of each share of Preferred Stock. The Preferred Stock will also participate in dividends on our Common Stock on an as-converted basis.
The Preferred Stock will be convertible at the option of the holders at any time after the three month anniversary of the issuance of Preferred Stock into the number of shares of Common Stock per share of Preferred Stock (such rate, the “Conversion Rate”) equal to the quotient of (i) the Liquidation Preference on the conversion date divided by (ii) a conversion price of $2.77 per share, subject to customary anti-dilution adjustments and customary provisions related to partial dividend periods.
At any time following the three year anniversary of the issuance of the Preferred Stock, the Company may give 30 days’ notice to the holders of the Preferred Stock that it intends to cause the conversion of the Preferred Stock at the Conversion Rate, provided the closing sale price of the Common Stock equals or exceeds 120% of the Conversion Price for the 20 trading days ending on the date immediately prior to the date of delivery of the Company’s notice to convert and subject to certain other customary requirements. Upon delivery of such notice, each holder of the Preferred Stock proposed to be converted will have the option, at its discretion, to have its Preferred Stock converted at the then-applicable Conversion Rate or redeemed in cash at the then-applicable Redemption Price (as defined below).
If the Company undergoes certain change of control transactions, the Company will be required to immediately make an offer to repurchase all of the then-outstanding shares of Preferred Stock for cash consideration per share equal to the greater of (i) 100% of the Liquidation Preference, plus accrued and unpaid dividends, plus, if applicable for a transaction occurring prior to the third anniversary of the date of issuance a make-whole premium determined pursuant to a calculation of the present value of the dividends that would have accrued through such anniversary, discounted at a rate equal to the applicable treasury rate plus 0.50% (the “Make-Whole Premium”); provided that if the transaction occurs prior to the first anniversary of the date of issuance, the Make-Whole Premium shall be no greater than $4.0 million and (ii) the closing sale price of the Common Stock on the date of such redemption multiplied by the number of shares of Common Stock issuable upon conversion of the outstanding Preferred Stock.
At any time following the three-year anniversary of the issuance of the Preferred Stock, the Company may redeem the Preferred Stock, in whole or in part, for an amount in cash equal to the greater of (i) the closing sale price of the Common Stock on the date the Company delivers such notice multiplied by the number of shares of Common Stock issuable upon conversion of the outstanding Preferred Stock and (ii) (x) if the redemption occurs prior to the fourth anniversary of the date of the date of issuance, 103% of the Liquidation Preference, plus accrued and unpaid dividends, or (y) if the redemption occurs on or after the fourth anniversary of the date of the closing, the Liquidation Preference plus accrued and unpaid dividends (the foregoing clauses (i) or (ii), as applicable, the “Redemption Price”).
At any time following the seven-year anniversary of the issuance, the holders of the Preferred Stock will have the option to require the Company to redeem any or all of the then-outstanding shares of Preferred Stock for cash consideration equal to the Liquidation Preference, plus accrued and unpaid dividends.
In addition, from and after April 5, 2020, the holders of Preferred Stock will be entitled to either (i) appoint one director to our board of directors or (ii) one non-voting observer to our board of directors. Any director or board observer appointed by the holders of the Preferred Stock will have representation on each committee of the board of the Company, subject to applicable legal and stock exchange requirements.
Until conversion, the holders of the Preferred Stock will vote together with our Common Stock on an as-converted basis and also have rights to vote as a separate class on certain customary matters impacting the Preferred Stock. However, the Preferred Stock is not convertible into our Common Stock and is not entitled to the board election rights described above, and the voting power of such Preferred Stock is limited to 0.99% of the voting power of the Common Stock outstanding prior to the issuance of the Preferred Stock, in each case, until April 5, 2020, and in the case of conversion into our Common Stock, until June 16, 2020, the three month anniversary of the issuance of the Preferred Stock.
 Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law
Some provisions of Delaware law, and our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws described below, contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.
These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
Delaware Law
We are not subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware (“DGCL”) regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder (as such term is defined in the DGCL), unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

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upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

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on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Provisions of our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our Common Stock.
Among other things, our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws:

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establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our Amended and Restated Bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

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provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company;

•	provide that, subject to the rights of holders of any series of preferred stock, the authorized number of directors may be changed only by resolution of the board of directors;

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provide that, after Bernhard Capital Partners Management, LP (“BCP”) and its affiliates no longer collectively hold more than 35% of the voting power of our Common Stock, all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum (prior to such time, vacancies may also be filled by stockholders holding a majority of the outstanding shares entitled to vote);

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provide that, after BCP and its affiliates no longer collectively hold more than 35% of the voting power of our Common Stock, any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock with respect to such series;

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provide that, after BCP and its affiliates no longer collectively hold more than 35% of the voting power of our Common Stock, our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws may be amended by the affirmative vote of the holders of at least two-thirds of our then outstanding shares of stock entitled to vote thereon;

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provide that, after BCP and its affiliates no longer collectively hold more than 35% of the voting power of our Common Stock, special meetings of our stockholders may only be called by the board of directors;

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provided that, after BCP and its affiliates no longer collectively hold more than 35% of the voting power of our Common Stock, the affirmative vote of the holders of at least 75% in voting power of all then outstanding Common Stock entitled to vote generally in the election of directors, voting together as a single class, is required to remove any or all of the directors from office at any time, and directors will be removable only for “cause”;

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provide that our board of directors is divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms, other than directors that may be elected by holders of preferred stock, if any. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors;

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provide that we renounce any interest in existing and future investments in other entities by, or the business opportunities of, BCP and its affiliates and that they have no obligation to offer us those investments or opportunities; and

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provide that our Amended and Restated Bylaws can be amended by the board of directors, except to the extent that such amendment would be contrary or inconsistent with that certain stockholder’s agreement dated as of June 18, 2018, by and among CEP Holdings, Inc., BCP and certain members of our management, for so long as the such agreement remains in effect.
Forum Selection
Our Amended and Restated Certificate of Incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees, agents or stockholders to us or our stockholders;

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any action asserting a claim against us or any director, officer, employee or agents of ours arising pursuant to any provision of the DGCL, our Amended and Restated Certificate of Incorporation or our Amended and Restated Bylaws; or

•	any action asserting a claim that is governed by the internal affairs doctrine.
Our Amended and Restated Certificate of Incorporation also provides that any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, this forum selection provision.
Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our Amended and Restated Certificate of Incorporation is inapplicable or unenforceable.
Limitation of Liability and Indemnification Matters
Our Amended and Restated Certificate of Incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.
Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.
Our Amended and Restated Bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our Amended and Restated Bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We have entered into indemnification agreements with each of our current directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision that is in our Amended and Restated Certificate of Incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.
Listing
Our Common Stock is listed on the NYSE under the symbol “CHRA.” The Preferred Stock is not listed on any securities exchange.